UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2014

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY, INC.

Date:	April 28, 2014	By:	/S/ M.K. Koo
			Name:	M. K. Koo
			Title:	Executive Chairman and Chief Financial Officer

FIRST QUARTER NEWS RELEASE

Investor relations contact: Mr. Kevin McGrath Managing Partner of Cameron Associates Tel.:212.245.4577 E-mail: kevin@cameronassoc.com	Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

NAM TAI PROPERTY INC.

Q1 2014 Results Announcement

SHENZHEN, PRC – April 28, 2014 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) (formerly known as Nam Tai Electronics, Inc. (NYSE Symbol: NTE)) today announced its unaudited results for the first quarter ended March 31, 2014. The Company’s original core business of LCM production including Wuxi and Shenzhen operations for the current and prior periods were classified as “discontinued operations” and disclosed in the statement of comprehensive income separately under (loss) income from discontinued operations (net of tax) and not included in the presentation of net sales, gross profit and operating loss that form parts of the operating loss of “continuing operations” and reported as the following:

KEY HIGHLIGHTS

(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2014	Q1 2013	YoY(%)(c)(d)
Net sales (a)	—	—	—
Gross profit (a)	—	—	—
% of sales	—	—	—
Operating loss (a)	$(1,833)	$(2,004)	—
% of sales	—	—	—
per share (diluted)	$(0.04)	$(0.04)	—
Net (loss) income (b)	$(21,644)	$4,984	—
% of sales	—	—	—
Basic (loss) earnings per share	$(0.48)	$0.11	—
Diluted (loss) earnings per share	$(0.48)	$0.11	—
Weighted average number of shares (‘000)
Basic	45,273	45,069
Diluted	45,318	45,709

Notes:

(a)	For the three months ended March 31, 2014 and March 31, 2013, the discontinued operations recognized net sales of $50.6 million and $185.2 million, a gross profit of $2.5 million and $7.7 million, and an operating (loss) income of ($15.6) million and $3.2 million respectively. The above sales have excluded discontinued operations. Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q1 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.
(b)	Net loss for the three months ended March 31, 2014 included (i) loss from discontinued operations (net of tax) of $18.4 million which mainly included impairment loss of $16.7 million on assets (principally consist advanced high-tech production machineries imported from Japan) held for sale derived mainly from the Japanese Yen exchange difference and (ii) loss from continuing operations of $3.2 million (including loss on exchange difference of $4.0 million, interest income of $2.0 million and income from disposal of idle fixed assets of 0.2 million ).
(c)	Percentage change is not applicable if either of the two periods contains a loss.
(d)	This information has been published on the Company’s website http://www.namtai.com/quarterly/quarterly.htm under the quarterly earnings report of Q1 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2014

Key Highlights of Financial Position

	As at March 31, 2014	As at March 31, 2013(a)	As at December 31, 2013(a)
Cash on hand and fixed deposits maturing over three months	$254.2 million	$198.7 million	$270.3 million
Ratio of cash(b) to current liabilities	13.28	1.34	2.06
Current ratio	16.51	3.15	3.42
Ratio of total assets to total liabilities	18.86	3.47	3.77
Return on equity	(24.6%)	5.4%	0.1%
Ratio of total liabilities to total equity	0.06	0.40	0.36

Notes:

(a)	Certain financial ratios of the Company as at March 31, 2013 and December 31, 2013 has been restated according to the reclassified assets and liabilities from discontinued operations. Please see page 7 of the Company’s Condensed Consolidated Balance Sheets for further information. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q1 2014 on page 7, Condensed Consolidated Balance Sheets.
(b)	Cash in the financial ratio included both cash on hand and fixed deposits maturing over three months with amount of $254.2 million, $198.7 million and $270.3 million as at March 31, 2014, March 31, 2013 and December 31, 2013, respectively.

OPERATING RESULTS

Net sales, gross profit and operating loss for the first quarter of 2014 and the same quarter of 2013 were presented excluding the discontinued operations (Shenzhen and Wuxi facilities). Operating loss for the first quarter of 2014 was $1.8 million, a decrease of $0.2 million, compared to $2.0 million in the first quarter of last year.

With respect to the discontinued operations (Shenzhen and Wuxi facilities), for the first quarter of 2014 and the same period of 2013, the net sales were $50.6 million and $185.2 million, gross profit was $2.5 million and $7.7 million, and operating (loss) income was ($15.6) million and $3.2 million, respectively.

After considering the (loss) income from discontinued operations (net of tax), the net loss in the first quarter of 2014 was $21.6 million, or loss of $0.48 per diluted share, compared to net income of $5.0 million, or earnings of $0.11 per diluted share in the first quarter of last year. The net loss primarily comprised of i) the $18.4 million loss from discontinued operations (net of tax) in the first quarter of 2014 which mainly included impairment loss of $16.7 million on assets (principally consist advanced high-tech production machineries imported from Japan) held for sale derived mainly from the Japanese Yen exchange difference as compared with $3.9 million income in same period of last year, ii) the loss of $3.2 million from continuing operations in the first quarter of 2014 as compared to income of $1.0 million in same period of last year, also mainly due to loss on exchange difference of $4.0 million which resulted from the depreciation of RMB against USD during the first quarter of 2014.

Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/quarterly/quarterly.htm in the quarterly earnings report of Q1 2014 on page 6, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

Upon the cessation of our original core business of LCM production and the change of name of our Company from Nam Tai Electronics, Inc. (NYSE Symbol: NTE) to Nam Tai Property Inc. (NYSE Symbol: NTP), we have formally transformed our core business from the EMS industry to property development and management as previously announced. In addition, we plan to sell our manufacturing facilities in Wuxi to third parties and sell back the land we acquired in Wuxi to the local government. Currently, we are thoroughly focusing our efforts on developing the two parcels of land in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes as previously announced.

We are happy to announce that we have obtained the project initiation approval for the development of phase 1 of Gushu land (which consists approximately half of the entire parcel of land in Gushu) from the land department of the local government and we will continue to apply for all other necessary permits and approvals in due course. We expect that it will take approximately one year for us to obtain all permits and approvals for the commencement of the phase 1 construction. After the completion of phase 1 construction (which is expected to take approximately three years), we intend to apply the necessary permits and approval for the construction of the phase 2 (on the other half of the Gushu land). However, we have not established a definitive timetable yet. For the time being, the property at phase 2 has been rented out to a third party lessee for a term of three years.

Regarding the parcel of land in Guangming, a feasibility study report has been prepared by a professional real estate advisory firm and the report is expected to become available within the next few days on the Company’s website for your reference. For this parcel of land, no project initiation approval for the development is required and we are in the process of applying for other necessary permits and approvals.

We are currently recruiting talents and gathering intelligence for our property development projects. In the meantime, we are also collecting all the relevant information and will pass them to our board of directors for their consideration and approval by the end of July 2014. However, there can be no assurance that we will be able to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of the land, or to successfully redevelop the two parcels of land.

Regarding new employee for the new core business:

We have recently appointed an experienced Project Director, Mr. Eddie Tsui, age 40, to be in charge of our property development projects. Eddie is an award winning urban designer and architect, practicing integrated planning, urban design and architectural design, with over 15 years of experience in geographies covering Mainland China, Hong Kong, United States, South East Asia and South Korea.

Eddie was the managing director of the Hong Kong Design Planning and Economics Group of AECOM Technology Corporation (NYSE symbol: ACM) (“AECOM”), leading a team of over 140 staff and focusing on managing and cultivating business through delivery of quality projects, as well as its strategic planning and growth. Before this, he was the managing director for the Guangzhou and Shekou offices responsible for developing AECOM’s Southern China business.

Eddie received a master of architecture degree from Harvard University and a bachelor of arts degree from the University of Pennsylvania, Eddie is fluent in English, Mandarin and Cantonese, verbally and in writing. He has also acted as the overseas representative of the People’s Political Consultative Committee of Shaoxing City in Zhejiang province since 2003.

The information contained in or that can be accessed through the websites mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2014

As announced on November 4, 2013, the Company has set the payment schedule of quarterly dividends for 2014. The dividend for Q2 2014 was paid on April 17, 2014. The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2014.

Quarterly Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2014	December 31, 2013	January 17, 2014	$0.02	PAID
Q2 2014	March 31, 2014	April 17, 2014	$0.02	PAID
Q3 2014	June 30, 2014	before July 31, 2014	$0.02
Q4 2014	September 30, 2014	before October 31, 2014	$0.02

Total for Full Year 2014			$0.08

The Company’s decision to continue dividend payments in 2014 does not necessarily mean that cash dividend payments will continue thereafter. Whether future dividends after 2014 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2014

The following table repeats and updates the previously announced schedule for the announcements of financial results for the year 2014.

Announcements of Financial Results
Quarter	Date of release
Q1 2014	April 28, 2014 (Mon)
Q2 2014	August 4, 2014 (Mon)
Q3 2014	November 3, 2014 (Mon)
Q4 2014	February 2, 2015 (Mon)

ANNUAL GENERAL MEETING

The 2014 Annual General Meeting (“AGM”) has been scheduled to be held on Friday, June 6, 2014 at 11:30 a.m. (China Standard Time) at the Company’s Shenzhen facility in the location of Namtai Industrial Estate East , 2 Namtai Road, Gushu, Xixiang, Baoan District, Shenzhen, People’s Republic of China. More detailed information of the AGM will be disclosed in Proxy Statement which will be released before the end of April 2014.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Gushu, Shenzhen, and Guangming, Shenzhen, respectively, and the successfully redevelopment of the two parcels of properties; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2014 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depend upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2014, what amount that dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release and the subsequent investors conference call; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

Prior to complete cessation of our electronic manufacturing and design services business in April 2014, we were an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic and automotive products. Through our electronics manufacturing services operations, we manufactured electronic components and subassemblies, i.e. LCD modules and FPCAs. These components are used in numerous electronic products, including smartphones, tablets, automotive, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufactured finished products, including mobile phone accessories, home entertainment products and educational products. We assisted our OEM customers in the design and development of their products and furnished full turnkey manufacturing services that utilized advanced manufacturing processes and production technologies.

Upon the cessation of our LCM manufacturing business in April 2014, we have formally transformed our core business from the EMS industry to property development and management. We are thoroughly focusing our efforts on redeveloping two parcels of land in Gushu, Shenzen, and Guangming, Shenzhen, respectively, by converting these two parcels of land into high-end commercial complexes. Subsequently, we believe our principal income will be derived from the rental income from the commercial complexes.

Nam Tai Property, Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTP”). All the Company’s operations are located in the People’s Republic of China.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013

(In Thousands of US Dollars except share and per share data)

	Three months ended March 31
	2014	2013

Net sales (1)	$—	$—
Cost of sales	—	—

Gross profit	—	—

Costs and expenses
General and administrative expenses	1,833	2,004
Selling expenses	—	—

	1,833	2,004

Operating loss	(1,833)	(2,004)

Other (expense) income, net (2)	(3,381)	2,306
Interest income	2,017	743

(Loss) income before income tax	(3,197)	1,045

(Loss) income from continuing operations	(3,197)	1,045
(Loss) income from discontinued operations, net of tax	(18,447)	3,939

Consolidated net (loss) income	(21,644)	4,984
Other Comprehensive income	—	—

Consolidated comprehensive (loss) income	$(21,644)	$4,984

Basic net (loss) earnings per share:
Basic (loss) earnings per share from continuing operations	$(0.07)	$0.02

Basic (loss) earnings per share from discontinued operations	$(0.41)	$0.09

Basic net (loss) earnings per share	$(0.48)	$0.11

Diluted net (loss) earnings per share:
Diluted (loss) earnings per share from continuing operations	$(0.07)	$0.02
Diluted (loss) earnings per share from discontinued operations	$(0.41)	$0.09
Diluted net (loss) earnings per share	$(0.48)	$0.11
Weighted average number of shares (‘000)
Basic	45,273	45,069
Diluted	45,318	45,709

Notes:

(1)	The sales from the discontinued operations were $50.6 million and $185.2 million for the three months ended March 31, 2014 & 2013, respectively;
(2)	The other expense of $3.4 million from continuing operations has included loss on exchange difference of $4.0 million and income from disposal of idle fixed assets of 0.2 million for the three months ended March 31,2014.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2014 AND 2013

(In Thousands of US Dollars)

	March 31 2014	December 31 2013
ASSETS
Current assets:
Cash and cash equivalents(1)	$20,528	$68,707
Fixed deposits maturing over three months(1)	233,645	201,565
Prepaid expenses and other receivables	3,756	3,108
Finance lease receivable – current	4,011	3,921
Assets held for sale	44,844	45,423
Current assets from discontinued operations	9,157	124,783

Total current assets	315,941	447,507

Property, plant and equipment, net	29,955	30,867
Finance lease receivable – non current	4,039	4,987
Land use rights	10,884	10,951
Other assets	107	107

Total assets	$360,926	$494,419

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	$502	$995
Dividend payable	2,716	3,622
Current liabilities from discontinued operations	15,924	126,412

Total current liabilities	19,142	131,029

EQUITY
Shareholders’ equity:
Common shares	453	453
Additional paid-in capital	291,769	291,731
Retained earnings	49,570	71,214
Accumulated other comprehensive loss	(8)	(8)

Total shareholders’ equity	341,784	363,390

Total liabilities and shareholders’ equity	$360,926	$494,419

Note:

(1)	According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months with amount of $233.6 million and $201.6 million as at March 31, 2014 and December 31, 2013 are not classified as cash on hand but require separate disclosure in the balance sheet.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013

(In Thousands of US Dollars)

	Three months ended March 31
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(21,644)	$4,984
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	1,861	8,709
Reversal provision for inventories	—	(75)
Reversal for goods return	—	(1)
Reversal for bad debts	(381)	—
Gain on disposal of property, plant and equipment	(605)	(542)
Gain on disposal of idle property, plant and equipment	(181)	—
Loss on disposal of other assets	—	563
Impairment loss on fixed assets	16,738	—
Gain on derivative financial instruments	—	(17)
Share-based compensation expenses	38	459
Increase in deferred income taxes	—	(1,449)
Unrealized exchange loss (gain)	7,778	(206)
Changes in current assets and liabilities:
Decrease in accounts receivable	67,068	65,905
Decrease in inventories	29,012	25,636
Decrease in prepaid expenses and other receivables	2,154	1,309
Decrease in notes payable	—	(4,248)
Decrease in accounts payable	(89,424)	(92,846)
Decrease in accrued expenses and other payables	(20,180)	(12,470)
Decrease in income tax payable	(1,075)	(122)

Total adjustments	12,803	(9,395)

Net cash used in operating activities	$(8,841)	$(4,411)

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013

(In Thousands of US Dollars)

	Three months ended March 31
	2014	2013
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and land use rights	$(401)	$(3,038)
Cash received from derivative financial instruments	—	116
Proceeds from disposal of property, plant and equipment and other assets	788	5,436
Proceeds from disposal of idle property, plant and equipment and other assets	181	—
Cash received from finance lease receivable	858	776
(Increase) decrease in fixed deposits maturing over three months	(32,080)	1,689

Net cash (used in) provide by investing activities	$(30,654)	$4,979

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(906)	$(6,720)
Proceeds from issue of shares	—	2,598
Proceeds from Trust Receipt loans	—	886
Repayment of bank loans	—	(4,824)

Net cash used in financing activities	$(906)	$(8,060)

Net decrease in cash and cash equivalents	$(40,401)	$(7,492)
Cash and cash equivalents at beginning of period	68,707	157,838
Effect of exchange rate changes on cash and cash equivalents	(7,778)	206

Cash and cash equivalents at end of period	$20,528	$150,552

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2014 AND 2013

(In Thousands of US Dollars)

1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive (loss) income was ($21,644) and $4,984 for the three months ended March 31, 2014 and 2013 respectively.

2.	Business segment information:

Since the first quarter of 2013, the FPC segment has been discontinued and TCA segment has been discontinued in this quarter.

3.	A summary of the net sales, net (loss) income and long-lived assets by geographical areas is as follows:

	Three months ended March 31
	2014	2013
NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$—	$—

NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(5)	$586
- Hong Kong	(3,192)	459

Total net (loss) income from continuing operations	$(3,197)	$1,045

	Mar. 31, 2014	Dec. 31, 2013
LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong	$36,944	$38,149
- Hong Kong	3,895	3,967

Total long-lived assets	$40,839	$42,116